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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-57101


                         MERIDIAN INDUSTRIAL TRUST, INC.

                  SUPPLEMENT TO PROSPECTUS DATED JULY 17, 1998

                              --------------------

               THE DATE OF THIS SUPPLEMENT IS JANUARY 7, 1999.

                              --------------------

     The following information supplements the Prospectus dated July 17, 1998 (the "Prospectus"), of Meridian Industrial Trust, Inc., a Maryland corporation ("Meridian" or the "Company"), relating to (i) debt securities,
(ii) preferred stock, par value $.001 per share, (iii) common stock, par value $.001 per share ("Common Stock"), and (iv) warrants to purchase debt securities, preferred stock and Common Stock of the Company having an initial offering price not to exceed $550,000,000.

                      PROPOSED MERGER WITH PROLOGIS TRUST

     On November 16, 1998, the Company and ProLogis Trust ("ProLogis") entered into an Agreement and Plan of Merger (the "Merger Agreement") that provides for the merger of the Company with and into ProLogis (the "ProLogis Merger"). Under the terms of the Merger Agreement, at the effective time of the ProLogis Merger each outstanding share of Common Stock will be converted into the right to receive 1.10 ProLogis common shares, and, if and to the extent that the average trading price for the ProLogis common shares is less than $22.275 per share for 15 trading days randomly selected from the 30-trading day period ending five trading days prior to the closing of the ProLogis Merger, up to $2.00 in cash.

     The Company currently expects that the closing of the ProLogis Merger will occur on or before March 30, 1999. The record date for determining the Meridian stockholders who will be entitled to vote at a special meeting to be called to approve the ProLogis Merger has not been set by the Company's Board of Directors. The Company currently expects that the record date will be in

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February.  This Supplement is not intended as a solicitation of a proxy.  A
Proxy Statement describing the ProLogis Merger in detail will be distributed to Meridian common stockholders after the record date.

                       DESCRIPTION OF PROLOGIS' BUSINESS

     ProLogis is the largest publicly-held, U.S.-based global provider of distribution facilities with more than 1,200 facilities owned and operated throughout North America and Europe. At September 30, 1998, ProLogis had
127.4 million square feet of industrial distribution facilities, which includes 115.5 million square feet of operating facilities and 11.9 million square feet under development, in 90 North American and European markets.

     ProLogis engages in the acquisition, development, marketing, operation and long-term ownership of distribution facilities. ProLogis has the resources to provide an array of financial, development and operating services, including: (i) market research, (ii) building and land acquisition and due diligence, (iii) master-planned distribution park design and building construction and (iv) marketing, asset and leasing management.

     ProLogis deploys capital in markets with long-term growth prospects and in markets where it believes it can achieve a strong market position through the acquisition and development of flexible facilities for warehousing, distribution and light manufacturing uses. ProLogis expanded its operations into Mexico and Europe in 1997 to meet the needs of its targeted national and international customers as they expand and reconfigure their distribution facility requirements globally.

              MARKET INFORMATION REGARDING PROLOGIS COMMON SHARES

                               ProLogis Common Shares
                       -------------------------------------
                                                Per Share
                         High        Low       Distributions
                       -------     -------     -------------
 1996
   First Quarter       $18 7/8     $16 1/2      $0.2525 (1)
   Second Quarter       18          16 7/8       0.2525
   Third Quarter        18 1/4      16 7/8       0.2525
   Fourth Quarter       22 1/2      17 7/8       0.2525
 1997
   First Quarter       $22 1/2     $19 7/8      $0.2675 (2)

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   Second Quarter       21 3/4      18 7/8       0.2675
   Third Quarter        23 5/8      20 3/4       0.2675
   Fourth Quarter       25 1/2      22 1/2       0.2675
 1998
   First Quarter       $26 1/2     $24 3/16     $0.2850 (3)
   Second Quarter       26 1/4      22 3/4       0.3183 (4)
   Third Quarter        26 1/8      19 13/16     0.3183

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(1)  Declared in the fourth quarter of 1995 and paid in the first quarter of
     1996.
(2) Declared in the fourth quarter of 1996 and paid in the first quarter of 1997.
(3) Declared in the fourth quarter of 1997 and paid in the first quarter of 1998.
(4) On March 5, 1998 the ProLogis Board announced a projected increase in the 1998 distribution level to $1.24 per ProLogis Common Share which increased the quarterly distribution for the remaining quarters of 1996 to $0.3183 per ProLogis Common Share.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT PROLOGIS

     ProLogis is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials ProLogis files with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically and the address of that site is http://www.sec.gov. ProLogis' outstanding common shares are listed on the New York Stock Exchange under the symbol "PLD", and all reports, proxy statements and other information filed by ProLogis with the New York Stock Exchange may be inspected at the New York Stock Exchange's offices at 20 Broad Street, New York, New York 10005.

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     ProLogis' recent filings with the Securities and Exchange Commission include the documents listed below:

     (a) ProLogis' annual report on Form 10-K for the year ended December 31, 1997;

     (b) ProLogis' quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; and

     (c) ProLogis' current reports on Form 8-K filed March 13, March 17, April 7, April 13, April 23, April 28, April 30, November 18, December 4, and December 10, 1998.

     In addition, ProLogis' registration statement on Form 8-A filed February 23, 1994 describes its shares of beneficial interest and related preferred shares purchase rights.

     You may request a copy of each of the above-listed ProLogis documents at no cost, by writing or telephoning ProLogis at the following address or telephone number:

          Investor Relations Department
          ProLogis Trust
          14100 East 35th Place
          Aurora, Colorado  80011
          (303) 375-9292
          (800) 820-0181